SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                   CERTIFICATE
Cinergy Corp. et al.                    OF
File No.  70-9015                  NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies - namely, Cinergy Services, Inc. ("Cinergy Services"), Cinergy Investments, Inc. ("Cinergy Investments"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West
Harrison Gas and Electric Company ("West Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") - and the Commission's order dated May 30, 1997 with respect thereto (Rel. No. 35-26723), Cinergy Services, on behalf of itself and the other Applicants, notifies the Commission that:

1. The following lists the maximum principal amount of external short-term borrowings - i.e., bank borrowings and/or commercial paper - at any time outstanding during the calendar quarter ended December 31, 1997 ("Fourth Quarter 1997") for the following companies: (a) CG&E - $199.9 million; (b) PSI - $239.8 million; (c) ULH&P - $0; (d) Lawrenceburg - $0; (e) West Harrison - $0; (f) Miami - $0; (g) Tri-State - $0; (h) KO - $0; and (i) Cinergy Services - $0.

2. With respect to the operation of the Cinergy system money pool during the Fourth Quarter 1997: (a) the average annual interest rate applicable to borrowings by participating companies was 5.76%; (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any time during the Fourth Quarter 1997 was as follows: (i) CG&E - $36.7 million, (ii) PSI - $74.4 million, (iii) ULH&P - $24.4 million,
(iv) Lawrenceburg - $0.9 million, (v) West Harrison - $10,000, (vi) Miami - $0, (vii) Tri-State - $0, (viii) KO - $0, and (ix) Cinergy Services - $31.2 million; and (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any time during the Fourth Quarter 1997 was as follows: (i) Cinergy - $3.0 million, (ii)
CG&E - $97.9 million, (iii) PSI - $64.2 million, (iv) ULH&P - $0, (v) Lawrenceburg - $0, (vi) West Harrison - $0, (vii) Miami - $0, (viii) Tri-State
- $0, (ix) KO - $0, and (x) Cinergy Services - $0.

3. During the Fourth Quarter 1997, Cinergy issued 14 guarantees totaling approximately $21 million. Cinergy Investments issued no new guarantees during the quarter. At year-end 1997, Cinergy and Cinergy Investments had guarantees outstanding totaling approximately $34.5 million and $10 million, respectively.

                             S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     February  13, 1998

                                   CINERGY SERVICES, INC.

                                   By:  /s/ William L. Sheafer
                                   Vice President and Treasurer